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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **March 2006**

Commission File Number: **0-30150**



(Translation of registrant's name into English)

Suite 300, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. Document

1	News Release dated March 27 2006
2	Material Change Report dated March 27, 2006
3.	News Release dated March 28 2006
4.	Material Change Report dated March 28 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              BUFFALO GOLD LTD.

Date: March 28, 2006

                                                              By: *Damien Reynolds*

                                                              Name: **Damien Reynolds,**
                                                              Title: **Chairman of the Board**



300 -1055 W. Hastings Street
Vancouver, BC, Canada V6E 2S9
Ph: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

March 27, 2006   Trading Symbol: TSXV - BUF.U

FOR IMMEDIATE RELEASE

Vancouver, B.C., March 27, 2006 – It is with great sadness that Buffalo Gold Ltd. reports that its President, John Tully, passed away on March 24, 2006. John was a highly respected mining geologist with a wealth of experience in geology, engineering and mining operations around the world. Buffalo was truly fortunate to have a man of John's calibre serving as its President and a Director. Since becoming its President in April 2003, John was unstinting in his support of Buffalo and was instrumental in building it into the company that it is today.

Buffalo's management and Board of Directors wish to extend their deepest sympathies to John's wife Pat and their children and grandchildren during this difficult time. John will be greatly missed by all that knew him.

Damien Reynolds, Buffalo's Chairman of the Board, will assume the office of President on an interim basis. Buffalo's exploration team, now led by its Vice President of Exploration, Greg Moseley, and its Vice-President of Corporate Development, Mark Dugmore, will build on John's legacy by continuing to aggressively explore and develop Buffalo's portfolio of properties in Australasia.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

  "*Damien Reynolds*"

Damien Reynolds,
Chairman of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
Suite 300, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2   **Date of Material Change**

March 27, 2006

Item 3   **News Release**

The new Release dated March 27, 2006 was disseminated via CCN Matthew.

Item 4   **Summary of Material Change**

Damien Reynolds, Buffalo's Chairman of the Board, assumes the office of President.

Item 5   **Full Description of Material Change**

It is with great sadness that Buffalo Gold Ltd. reports that its President, John Tully, passed away on March 24, 2006. John was a highly respected mining geologist with a wealth of experience in geology, engineering and mining operations around the world. Buffalo was truly fortunate to have a man of John's calibre serving as its President and a Director. Since becoming its President in April 2003, John was unstinting in his support of Buffalo and was instrumental in building it into the company that it is today. Buffalo's management and Board of Directors wish to extend their deepest sympathies to John's wife Pat and their children and grandchildren during this difficult time. John will be greatly missed by all that knew him.

Damien Reynolds, Buffalo's Chairman of the Board, will assume the office of President on an interim basis. Buffalo's exploration team, now led by its Vice President of Exploration, Greg Moseley, and its Vice-President of Corporate Development, Mark Dugmore, will build on John's legacy by continuing to aggressively explore and develop Buffalo's portfolio of properties in Australasia.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   **Date of Report**

Dated at Vancouver, BC, this 27th day of March 2006

BUFFALO GOLD LTD.

Per: Damien Reynolds

Damien Reynolds,
Chairman of the Board of Directors



300 -1055 W. Hastings Street
Vancouver, BC, Canada V6E 2S9
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

March 28, 2006   Trading Symbol: TSXV - BUF.U

BUFFALO APPLIES FOR THIRTEEN NEW URANIUM/GOLD EXPLORATION TENEMENTS IN QUEENSLAND AUSTRALIA

Vancouver, B.C., March 28, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to provide an update on Buffalo's uranium and gold exploration portfolio.

While Buffalo will remain firmly focused on its core gold project at Mt. Kare in Papua New Guinea, Buffalo has filed applications to enable it to increase exposure to the uranium market by securing a 100% interest in thirteen new uranium and gold prospective tenements in Queensland, Australia through Gold FX Limited ("Gold FX").

On February 9, 2006, Buffalo announced its acquisition of Gold FX, a private Australian company with gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data.

The thirteen new licence applications cover more than 4000 km^2 with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland. The target is a hard rock volcanic-type deposit similar to the nearby Maureen Uranium Deposit (1979 indicated resource estimate of 2.38 million tonnes @ 0.12% U3O8 and 0.07% molybdenum) and the Ben Lomond Deposit (43-101 compliant indicated/inferred resource of 1.93 million tonnes @ 0.25% U3O8 and 0.15% Mo). On the basis of its relatively high average U3O8 grade and its substantial molybdenum credit, Ben Lomond is one of the highest value per tonne uranium resources outside the Athabaska Basin.

In addition to their uranium potential, Buffalo's licence applications have potential to host large intrusion-related gold deposits such as the Kidston gold deposit.

No known systematic previous exploration for uranium has been carried out in this area due to the prospective bedrock being covered by younger unconsolidated sediments and alluvium coupled with a general lack of uranium exploration in the past 2 to 3 decades due to market conditions.

The licence applications were targeted using airborne geophysical data and geology. Ground was selected after interpretations revealed numerous very large intrusions or cauldron subsidence areas known to be associated with the existing uranium deposits in the district. Intrusions of the style interpreted within Buffalo's new applications have also been documented at the Kidston gold deposit. Preliminary geological interpretation from geophysical data suggests several of Buffalo's licence applications have the western edge of the intrusion or cauldron subsidence area, which is spatially associated with the uranium mineralisation at the Maureen Deposit.

Buffalo is considering various strategies to realise value from its exploration portfolio while concurrently remaining focussed on its core gold projects.

Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Damien Reynolds*"

_____
Damien Reynolds,
Chairman of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
Suite 300, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2   **Date of Material Change**

March 28, 2006

Item 3   **News Release**

The new Release dated March 28, 2006 was disseminated via CCN Matthew.

Item 4   **Summary of Material Change**

Buffalo provides update on Buffalo's uranium and gold exploration portfolio.

Item 5   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A"

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   **Date of Report**

Dated at Vancouver, BC, this 28th day of March 2006

BUFFALO GOLD LTD.

Per: Damien Reynolds

**Damien Reynolds,
Chairman of the Board of Directors**

Schedule "A"

BUFFALO APPLIES FOR THIRTEEN NEW URANIUM/GOLD EXPLORATION TENEMENTS IN QUEENSLAND AUSTRALIA

Vancouver, B.C., March 28, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to provide an update on Buffalo's uranium and gold exploration portfolio.

While Buffalo will remain firmly focused on its core gold project at Mt. Kare in Papua New Guinea, Buffalo has filed applications to enable it to increase exposure to the uranium market by securing a 100% interest in thirteen new uranium and gold prospective tenements in Queensland, Australia through Gold FX Limited ("Gold FX").

On February 9, 2006, Buffalo announced its acquisition of Gold FX, a private Australian company with gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data.

The thirteen new licence applications cover more than 4000 km^2 with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland. The target is a hard rock volcanic-type deposit similar to the nearby Maureen Uranium Deposit (1979 indicated resource estimate of 2.38 million tonnes @ 0.12% U3O8 and 0.07% molybdenum) and the Ben Lomond Deposit (43-101 compliant indicated/inferred resource of 1.93 million tonnes @ 0.25% U3O8 and 0.15% Mo). On the basis of its relatively high average U3O8 grade and its substantial molybdenum credit, Ben Lomond is one of the highest value per tonne uranium resources outside the Athabaska Basin.

In addition to their uranium potential, Buffalo's licence applications have potential to host large intrusion-related gold deposits such as the Kidston gold deposit.

No known systematic previous exploration for uranium has been carried out in this area due to the prospective bedrock being covered by younger unconsolidated sediments and alluvium coupled with a general lack of uranium exploration in the past 2 to 3 decades due to market conditions.

The licence applications were targeted using airborne geophysical data and geology. Ground was selected after interpretations revealed numerous very large intrusions or cauldron subsidence areas known to be associated with the existing uranium deposits in the district. Intrusions of the style interpreted within Buffalo's new applications have also been documented at the Kidston gold deposit. Preliminary geological interpretation from geophysical data suggests several of Buffalo's licence applications have the western edge of the intrusion or cauldron subsidence area, which is spatially associated with the uranium mineralisation at the Maureen Deposit.

Buffalo is considering various strategies to realise value from its exploration portfolio while concurrently remaining focussed on its core gold projects.

Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"*Damien Reynolds*"

―――――――――――――――――――――――――
Damien Reynolds,
Chairman of the Board of Directors
and Chief Executive Officer

For further information please contact: 604.685.5492 or toll free 1.888.685.5492
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ACCURACY OF THIS PRESS RELEASE